UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 292nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: March 18, 2016, at 11 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the gross amount of R$337,000,000.00 (three hundred and thirty-seven million reais), corresponding to a value of R$0.18715692294 per common share and R$0.20587261524 per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$286,450,000.00 (two hundred and eighty-six million, four hundred and fifty thousand reais), corresponding to a net value of R$0.15908338450 per common share and R$0.17499172295 per preferred share, based on the net profit accounted in the balance sheet of February 29th, 2016, which are imputed to the minimum mandatory dividend of the fiscal year 2016 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out before the end of 2017 in a date to be defined by the Company’s Board. The Interest on Own Capital shall be credited to shareholders, in accordance to the shareholder registry book position by the end of the day, on March 31st, 2016, including. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, March 18th, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de

Minutes of the 292nd MBD of 03.18.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 292nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 292nd meeting of the Board of Directors of Telefônica Brasil S.A., held on March 18th, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Continuation of Minutes of the 292nd MBD of 03.18.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 18, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director